

February 14, 2014

Via E-mail

Sterling L. Miller, Esq.
General Counsel & Corporate Secretary
Sabre Corporation
3150 Sabre Drive
Southlake, TX 76092

> **Re: Sabre Corporation**
> **Registration Statement on Form S-1**
> **Filed January 21, 2014**
> **File No. 333-193438**

Dear Mr. Miller:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

2.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. See Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

3.   You state on page 144 of the registration statement that your "largest Travel Network suppliers include… United, Air Canada, Lufthansa, Air France… and Emirates." Websites for Air Canada, Lufthansa, Air France and Emirates indicate that each of those airlines operates flights serving Cuba, Iran or Syria. A website for United indicates that its airline partners operate routes serving Iran, Sudan or Syria. You state on pages 17, 81 and 99 of the registration statement that you hold a 40% interest in Sabre Travel Network Middle East. The Sabre Travel Network website states that Sabre Travel Network Middle East serves Syria. Cuba, Iran, Sudan and Syria are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan and Syria, whether through subsidiaries, affiliates, partners, joint ventures or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

4.   Please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

5.   Please relocate all of the information provided on pages ii through iv so that it appears after the risk factor section. Avoid a specialized vocabulary, which makes the text inaccessible to the ordinary investor. Consider whether acronyms can be replaced with short descriptive phrases. When specialized terms are informative, please define them when they first appear in the prospectus.

Market and Industry Data and Forecasts, page iii

6.   You state that the industry publications, surveys and forecasts from which information in the prospectus have been derived "generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information" and that "we have not independently verified such third-party information nor have we ascertained the underlying economic assumptions relied upon in those sources, and neither we, the

selling stockholders nor the underwriters can assure you of the accuracy or completeness of such information contained in this prospectus." Statements in the filing are made by the company, and material assumptions or limitations to those statements should be concisely described. Please eliminate language that can be interpreted as a disclaimer of the information contained in the filing. Eliminate text implying that you are not responsible for the accuracy of information you elect to include in your prospectus.

Summary

7.   The summary should provide a balanced presentation of your company and its operations. As currently written, your summary emphasizes your strengths and growth strategy. Please balance your disclosure by providing an equally prominent overview of the material risks to, and weaknesses in, your business. For example, disclose on the cover page that you will be a "controlled company" and provide in the summary a discussion of the ramifications of this status for investors. Also, disclose in the summary that your principal stockholders will continue to have substantial control over the company after the offering, and disclose the percentage of your voting power to be held by your affiliates following the offering. Finally, address in the summary your significant amount of indebtedness.

Our Company, page 1

8.   We note the reference in this section to the compound annual growth rate of your Adjusted EBITDA from 2009 through 2012 and the increase in Adjusted EBITDA margins. Revise to disclose the same information for your net loss for the same periods.

Our Business, page 3

9.   With respect to third-party statements in this section and throughout the prospectus, such as the data attributed to WTTC, Euromonitor, Airbus and Gartner, supplementally provide us with support for such statements. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus. Also, please tell us if you or any offering participants commissioned any of the reports you cite.

Our Growth Strategy

Expand Our Global Travel Marketplace Leadership, page 8

10.   Please summarize the meaning and significance of the phrase "virtuous cycle" that you use to describe your travel network business. We note you provide a description on page 138.

Risk Factors, page 18

11.   Please revise the introductory paragraph to clarify that all known, material risks have been disclosed in this section. Eliminate unnecessary text such as references to immaterial risks that you do not describe.

"Maintaining and improving our financial controls and…," page 42

12.   We note your disclosures that the Sarbanes-Oxley Act requires you to maintain effective disclosure controls and procedures and internal control over financial reporting. Please tell us how effectiveness is required by the Act or revise your disclosure.

"Conflicts of interest may exist…," page 47

13.   We note your statements regarding possible conflicts of interest on the part of the underwriters in this offering. Briefly describe the types of any conflicts of interest the underwriters may face as a result of also being lenders under your credit agreements. Also, tell us if you are subject to FINRA rules requiring the participation of a Qualified Independent Underwriter who would be involved in the underwriters' due diligence process. Please disclose, if applicable, that FINRA rules will require the participation of such person, the reasons therefore, who has been designated as such and what their role is in the offering.

Use of Proceeds, page 51

14.   After you have finalized the indebtedness you intend to repay with the net proceeds of this offering, please provide the information called for by Instruction 4 to Item 504 of Regulation S-K. Also, please revise the disclosure in this section to provide more details regarding what constitutes "general corporate purposes." In this regard, consider disclosing the amount of proceeds that you plan to use to implement your grow strategy. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. We note on pages 7 and 135 you describe your growth strategy but do not indicate if it will be funded with offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Growing demand for continued technology improvements in the fragmented hotel market, page 67

15.   You disclose in this section that you expect to develop and launch an integrated hospitality management suite. To the extent the costs to launch this product represent known trends, provide quantitative information regarding the impact of these development and marketing expenses.

Travelocity, page 67

16.   You state in this section that reduction in hotel transaction volumes and the loss of a key
        TPN customer in 2012 have led to a loss of media relevance. Please explain what you
        mean by "loss of media relevance."

17.   You indicate that as a result of the implementation of the Expedia SMA, your costs will
        significantly decrease as you wind down certain internal processes and you will incur
        various restructuring costs. Revise to quantify the reasonably expected decrease in
        expenses and total restructuring charges. Refer to Item 303(a)(3)(ii) of Regulation S-K
        and Sections III.A and III.B.3 of SEC Release 33-8350, Commission Guidance
        Regarding Management's Discussion and Analysis of Financial Condition and Results of
        Operations. We also refer you to SAB Topic 5P(4).

Components of Revenues and Expenses

Cost of Revenue, page 74

18.   You indicate that cost of revenue includes costs related to implementation and application
        development. However, we note from your discussion of results of operations that
        amortization of purchased software, internally developed software, and capitalized
        implementation costs are included in a separate line item within operating expenses and
        that you are presenting gross margins. Please explain what consideration you gave to
        classifying these items as costs of revenue. In this regard, explain why you believe
        presenting gross margins that excludes certain charges is appropriate. Refer to the
        authoritative accounting literature relied upon.

Results of Operations, page 82

19.   We note from disclosures throughout your filing that revenue is influenced by a number
        of key metrics, including the percentage of recurring revenue for each of your segments,
        the number of reservations processed for passengers boarded (PBs) by the Airline
        Solutions business, and the number of hotel room reservations processed by the
        Hospitality Solutions business. In your discussion of results of operations, you should
        address key variables and other qualitative and quantitative factors which are peculiar to
        and necessary for an understanding and evaluation of your company. Revise to include
        an analysis of the qualitative and quantitative changes in these factors during each of the
        periods presented. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.B.1 of
        SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion
        and Analysis of Financial Condition and Results of Operations.

Years ended December 31, 2012, 2011 and 2010, page 88

20.   In your discussion of the changes in gross margin for Travel Network, you refer to customer incentive expenses. Tell us whether these costs represent subscriber incentive expenses. Revise your terminology, accordingly.

Critical Accounting Policies

Equity-Based Compensation, page 115

21.   Revise to describe the specific methods you used to determine the fair market value of your common stock, the nature of the material assumptions involved, and the extent to which the estimates are considered highly complex and subjective.

Business, page 130

22.   In regard to the awards and industry-wide recognition that you reference in this section, please put the disclosure in context by providing information about the award process. For example, disclose if you were independently chosen or nominated for the award or if you applied for consideration, if you paid to compete for the award, the criteria used in conferring the award, the number of companies considered for the award and the number of awards made.

23.   We note the chart on page 131 and your statement that you have current or in-development solutions that address the six major technology investment priorities highlighted in a recent SITA survey. It does not appear from the chart, however, that you have any solutions that address passenger services via social media. Please advise.

Research, Development and Technology, page 162

24.   If material, please revise to disclose the amounts spent during each of the last three fiscal years on research and development pursuant to Item 101(c)(1)(xi) of Regulation S-K.

Intellectual Property, page 164

25.   Please clarify the importance to your business and the duration of your patents and trademarks. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Management and Board of Directors, page 176

26.   For Messrs. Simonson, Jones, Sparks and Robinson, please revise the individual discussions of business experience to provide specific dates of service for both present and past occupations held during the past five years.

Principal and Selling Stockholders, page 226

27.   In footnotes two and three, you disclaim beneficial ownership with respect to all shares
        except to the extent of respective pecuniary interests. Please note that Instruction 2 to
        Item 403 of Regulation S-K states that beneficial ownership pursuant to Item 403 is
        determined in accordance with Exchange Act Rule 13d-3, which states that beneficial
        ownership is based on voting and/or investment power, not pecuniary interest. Please
        revise.

Financial Statements

Notes to Consolidated Financial Statements

Note 5. Restructuring Charges, page F-10

28.   Revise to disclose the total amount expected to be incurred in connection with your
        restructuring for each major type of cost associated with the activity. Refer to 420-10-50-
        1(b)(1).

Note 19. Commitments and Contingencies

Legal Proceedings, page F-28

29.   If there is at least a reasonable possibility that a loss exceeding amounts already
        recognized may have been incurred, you should either disclose an estimate of the
        additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of
        providing quantified amounts), or state that such an estimate cannot be made. Please
        ensure that you address this disclosure for each of your legal proceedings, individually or
        on an aggregated basis. Refer to ASC 450-20-50 and SAB Topic 5Y.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 12. Debt

Publicly Issued Senior Unsecured Notes, page F-71

30.   We note you statement that "On March 31, 2007, in connection with the acquisition of
        Sabre Corporation, [you] terminated the reporting obligations of [y]our 2011 Notes and
        2016 Notes under Section 12(g) of the Securities Exchange Act of 1934, as amended, by
        providing a guarantee of the 2011 Notes and 2016 Notes by Sabre Inc." Clarify whether
        you assumed the guarantee or are providing a guarantee of those Notes. Tell us what
        consideration you gave to requirements outlined in Rule 3-10 of Regulation S-X.

Note 18. Options and Other Equity-Based Awards

Grants of Equity-Based Awards

Time-Based Equity Awards, page F-84

31.   In the table of time-based share activity for the year ended December 31, 2012 for Travelocity Equity 2012 Tandem SARs, you disclose the amount of shares that are vested and exercisable as of December 31, 2012. In your description of the plan, we note that Tandem SARs are only exercisable upon a liquidity event. Please clarify your disclosures.

Note 19. Earnings Per Share, page F-87

32.   We note your disclosure on page 51 that you will use a portion of the proceeds to repay outstanding indebtedness. Once you determine the amount of debt to be repaid, please revise to include pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Exhibit Index, page II-7

33.   Please file the following agreements as exhibits to your registration statement or advise why you do not believe the agreements are required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

- Strategic Marketing Agreement with Expedia;
- Agreement with HP relating to management of your computer data centers and network systems;
- Agreements with Travel Network's joint venture and distribution partners; and
- Agreements with your principal stockholders, including the Stockholder's Agreement, Registration Rights Agreement and Management Services Agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mine Engineer, at (202) 551-3718 if you have questions regarding the engineering comments. For questions regarding all other comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
     Pamela L. Marcogliese, Esq.
     Cleary Gottlieb Steen & Hamilton LLP